January 7, 2008

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Mr. Perry J. Hindin

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	St. Jude Medical, Inc. Definitive 14A Filed April 2, 2007 File No. 001-12441

Dear Mr. Hindin:

On behalf of St. Jude Medical, Inc. (the Company), this letter amends, to reflect our subsequent telephone conversations with you and to provide you with additional information, our letter dated December 19, 2007 responding to your letter dated December 5, 2007, which followed our letter dated November 12, 2007 (the November Response Letter), sent in response to your comment letter dated August 21, 2007 with respect to the above referenced Definitive 14A.

The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter of December 5, 2007. For ease of reference, the Staff’s comments appear in italics immediately preceding the Company’s responses.

Compensation Discussion and Analysis, page 17

1.

We note your response to our prior comments 2 and 5, and we again refer you to disclosure referenced in our prior comment 2, including disclosure in your compensation discussion and analysis that an executive officer’s individual performance and experience can cause the officer’s total compensation to be higher or lower than the 60th percentile of your peer group. To the extent that an individual named executive officer receives compensation significantly greater than or less than his targeted compensation and such variation is attributable to the named executive officer’s individual performance, we believe a discussion of such individual performance and why it resulted in such variation from the target would be material information necessary to an understanding of the company’s compensation policies and decisions regarding such named executive officer. Please confirm that you will provide such disclosure in future filings, to the extent applicable, or explain to us why this disclosure would not be required.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Response: Individual performance and experience are considered when base salaries, annual incentive targets and equity awards are determined prior to the start of each year. Once the year commences, individual performance no longer has an impact on the amounts actually paid under the various compensation components, except to the extent that an individual’s performance influences the Company’s achievement of performance targets or its performance overall. Base salaries remain constant through the year, annual incentive payouts are determined by a combination of overall company and business unit performance, and the value of equity awards is solely attributable to the price performance of the Company’s stock. This is in contrast to the practices of the Company’s primary competitors, Medtronic, Inc. (Medtronic) and Boston Scientific Corporation (Boston Scientific), both of which take individual performance during a year into account in determining the annual incentive plan payouts for that year. In future filings, we will clarify that individual performance is not a factor considered in determining the actual payouts under the various compensation components.

Prior to the start of each fiscal year, the Company establishes target levels of pay with consideration of market 60th percentile data and additional factors such as:

•	Actual executive role as compared to the external comparator description
•	Individual executive’s experience and past performance
•	Ability of the position to impact key business initiatives
•	Our assessment of the risk of losing the executive to competitors
•	Advancement potential
•	Succession planning considerations

In future filings, we will expand our discussion of how market data is used in the determination of targeted compensation at the start of each year. Additionally, we will discuss the role of the other factors mentioned above in determining compensation and how they can impact positioning relative to the 60th percentile. However, the Company believes that the Staff’s proposed approach of discussing variance to the 60th percentile on an individual basis has the potential to be misleading to investors and harmful to the Company, as discussed below.

The market-pricing process is used to establish a 60th percentile reference point for each executive position. The 60th percentile is established based on compensation paid in the external market for comparator positions with duties and responsibilities most similar to the Company’s position. Unlike many of our peers, we are a matrixed organization. This results in executive duties and responsibilities that are not always entirely consistent with comparator positions. As mentioned above, the degree to which duties and responsibilities vary from comparator positions can impact how compensation is positioned to the 60th percentile. We believe that expanding our discussion to include greater detail regarding the methodology used to establish the 60th percentile reference point and discussing the factors considered in determining positioning relative to the 60th percentile reference point for each component of compensation will give investors the necessary understanding of the Company’s compensation policies and the decision-making process for determining compensation levels.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

In the event that variance in target levels of pay above or below the 60th percentile reference point is driven by factors other than the degree to which the Company’s job is a match to the external market comparator, it is usually attributable to an individual’s past contributions, his or her ability to impact key business initiatives or succession/retention considerations, as discussed above. The discussion of any of these on an individual basis would provide competitors with insight into the Company’s high performers, key initiatives and likely candidates for key leadership positions. This could result in the specific targeting of these executives by competitors in an effort to compromise key initiatives or deplete key management talent.

Executive Compensation Philosophy and Policies, page 18

2.

We note your response to prior comment 3. To the extent you are benchmarking compensation of your named executive officers against companies contained in the industry specific or general industry surveys, you must identify the component companies. Please confirm you will comply with this response in future filings. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

Response: The Company’s response of November 12, 2007 states that “in future filings, to the extent we believe it would be material to investors, we will enhance our disclosure to list companies in the industry specific and general industry survey.” To further clarify this statement, market 60th percentile reference data is determined by selecting the closest position match from available surveys. Organizations of a similar size, as measured by annual sales, are considered. Size is a proxy for the complexity of the organization, and thus the responsibility of the executives. Market level of executive pay, therefore, shows a strong correlation to organizational size.

Where sufficient data exists (i.e., generally a sample size of at least 10), preference is given to data based solely on the Company’s identified group of peer companies. In future filings we will list the companies that comprise the Company’s peer group. In the event that data from specific companies outside of the peer group is used, we will also list those companies.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

For many of the Company’s division-level executive positions, the Company has found it necessary to consider general industry data because of a lack of data availability for peer group companies. Because each division is a different size (see discussion of organization size impact above), a separate analysis is performed for each position. As a result, the 60th percentile reference point for each position is likely based on a different set of organizations. Because of survey confidentiality, we have no way of determining which companies are included in every data sample. In future filings, to the extent that we do not know which companies are included in a particular data sample, we will so indicate and will name the survey from which the data was obtained and describe the criteria (e.g., annual sales) used to establish the data sample.

3.

We note your response to prior comment 6. Please provide in a response letter additional detail regarding why you believe disclosure of past and current year performance measures and targets would cause competitive harm. In particular, explain in detail how a competitor could use such disclosure to derive information that they could then use to their competitive advantage and to your commercial harm. In your response, please consider the following questions:

•

How would the company’s disclosure of named executive officers’ targets related to its earnings per share and corporate sales give its competitors greater insight into its CRM objectives? What “insights” are you referring to and how are competitors able to derive such information from target earnings per share and corporate sales figures?

•

Similarly, how would the company’s disclosure of named executive officers’ targets related to sales and product division revenue and sales and product division operating profit give its competitors substantial insight into its plans and expectations for its sales and products divisions? What “insights” are you referring to and how are competitors able to derive such information from target division revenue, sales and operating profit? How and why would disclosure of such targets enable competitors to identify potential weaknesses in the company’s business or to better understand how individual sales and products divisions contribute to the company’s overall performance?

•

You state that if you disclosed current year targets, competitors could analyze targets from prior years and deduce valuable information regarding the performance of individual sales or product divisions or of the company overall. What specific information could competitors deduce and how could competitors do so by knowing current year targets? Why would it be reasonable for competitors to assume that the relationship between named executive officers’ targets and the company’s internal goals for a particular year was highly correlated? Even if a high correlation existed in a given year, might not the compensation committee vary the level of difficulty for achieving a target from year to year such that a competitor’s knowledge of past and current years targets might not be useful in deducing a division’s or the company’s performance?

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Response: As indicated in the November Response Letter, in future filings we will describe the performance criteria used to determine awards and the weightings assigned to the criteria. Additionally, we will disclose how the current year’s payouts compared to targeted levels.

We do not believe that disclosure of any current year performance targets is material to a fair understanding of our named executive officers’ compensation for the prior year. The Company’s non-equity incentive plan consists of a series of discrete one year periods. No one year period overlaps with any other. Each year is independent of the others. Current year target annual incentive award percentages have no impact on the annual incentive award percentages or actual incentive plan payouts for the prior fiscal year. As a result, a named executive officer’s target annual incentive award percentage for the current year could be significantly higher or lower than the officer’s target annual incentive award percentage and/or actual payout for the prior year. Moreover, disclosure of current year target annual incentive award percentages is not necessary to provide context for annual incentive award percentages or actual payouts for the prior fiscal year.

Nor do we believe that disclosure of prior year division operating profit targets is material to a fair understanding of our named executive officers’ compensation for the prior year. The Company defines operating profit for each division in a manner that identifies the expenses over which management of that division has the greatest control and measures that division’s contribution to the Company’s overall operating profit. As a result, the measures of operating profit used by the Company are not comparable to the measures of operating profit commonly used by other companies, could be misinterpreted to suggest overly optimistic division operating profit expectations, and are not helpful to investors seeking to understand the compensation paid to our named executive officers.

We do believe that disclosing actual financial targets, for both past and current years, would result in competitive harm to the Company, and have included a detailed analysis of the confidential nature of our financial targets below. Although we believe that we may properly omit all current year performance targets, and prior year targets relating to division operating profits, from our proxy statement disclosure on the grounds that such targets are not material to a fair understanding of our named executive officers’ compensation for the prior fiscal year, we have provided in Sections 1-3 below an analysis of the competitive harm that would result from disclosure of such targets (in addition to an analysis of the competitive harm that would result from disclosure of prior year targets other than prior year division operating profit targets), in case you disagree with our conclusion that disclosure of our current year targets and prior year division operating profit targets is not material to a fair understanding of our named executive officers’ compensation for the prior year.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Background

The Company develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management (CRM), cardiovascular and atrial fibrillation therapy areas and implantable neurostimulation devices for the management of chronic pain. More than 60% of the Company’s revenue and earnings per share are generated by its CRM division, which competes in what is largely a three-company market. The Company’s two primary competitors in this market, Medtronic and Boston Scientific, are much larger corporations for which CRM products make up less than 40% and 20% of their annual revenue, respectively.

The ability to attract and retain key personnel is critical in the highly competitive industry in which the Company operates. The Company relies in part on annual incentive awards to attract and retain key personnel. All annual incentive awards to the Company’s named executive officers are awarded and paid under the St. Jude Medical, Inc. Management Incentive Compensation Plan (the MICP), which was approved by the Company’s shareholders. Payments under the MICP are based on the Company’s level of achievement of objectives (collectively, the performance targets) relating to annual (1) earnings per share, (2) corporate sales revenue, (3) selling and product division revenue and (4) selling and product division operating profit. ***1

Medtronic’s performance targets, in contrast, are derived from a number of factors. These factors include prior performance, forecast performance, industry expectations, the company’s annual operating plan, the level of performance required to meet the company’s stated objectives, current platforms, timelines for the approval and introduction of new products, the competitive market, estimated regulatory and legal influences, and economic trends. Boston Scientific does not detail the factors it considers in developing its performance targets.

Each of the Company’s performance targets is pre-assigned a relative weighting, which results in incentives for each named executive officer being tied most heavily to those factors over which the named executive officer has the greatest influence. For fiscal 2007, the Company’s performance targets were weighted as follows:

_________________________

*** Rule 83 confidential treatment requested by St. Jude Medical, Inc. St. Jude Medical, Inc. requests that the information contained in request numbers 1-7 be treated as confidential information and that the Staff provide timely notice to the undersigned before it permits disclosure of the marked information.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Position	Corporate Earnings per Share	Sales Revenue		Division Operating Profit
		Corporate	Division
Chief Executive Officer Executive Vice President and Chief Financial Officer	***[2]	***[2]	***[2]	***[2]

Product Division Presidents	***[2]	***[2]	***[2]	***[2]

Selling Division Presidents	***[2]	***[2]	***[2]	***[2]

_____________

In 2006, the Company’s named executive officers consisted of the Company’s (1) Chairman, President and Chief Executive Officer, (2) Executive Vice President and Chief Financial Officer, (3) President – U.S. Division, (4) President – CRM Division and (5) President – International Division. The Company’s four product divisions are the Cardiac Rhythm Management Division, the Cardiovascular Division, the Atrial Fibrillation Division and ANS (neuromodulation). The Company’s two selling divisions are the U.S. Division and the International Division.

The only specific performance targets that Medtronic discloses under its annual incentive plan are its corporate level targets. Those targets are based on earnings per share, revenue growth and return on net assets. Medtronic does not disclose the details of its other performance targets, which are related to business unit revenue growth, earnings before interest and taxes, market share, days sales outstanding or weeks of inventory. Similarly, the only specific performance targets that Boston Scientific discloses are corporate level targets. Its targets are based on revenue, net income and a quality measure that is described but not quantified in Boston Scientific’s proxy materials. Neither Medtronic nor Boston Scientific discloses CRM-based performance targets or any other business or selling division level targets.

All of the Company’s performance targets *** 3. None of the Company’s performance targets have been publicly disclosed. The Company currently provides guidance to the investment community regarding corporate revenue, product division revenue and corporate earnings per share. However, the Company’s corporate sales, division sales, and earnings per share targets for purposes of the MICP regularly differ from the Company’s announced sales and earnings guidance because the Company’s sales and earnings per share targets for MICP purposes exclude the impact of certain developments, such as *** 4, which are unrelated to how well the core operations of the Company are being managed. In addition, the Company does not provide guidance regarding selling division revenue or selling or product division operating profits. Requiring disclosure of any of the performance targets would require the Company to disclose information that it does not currently disclose publicly. The competitive harm the Company would suffer from such disclosure is summarized below.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Analysis

The Company operates in a highly competitive industry, and requiring the Company to disclose its MICP performance targets (i.e., earnings per share, corporate revenue, and selling and product division revenue and operating profit) would cause substantial harm to the Company’s competitive position as described below. The performance targets fit squarely within the type of information protected and not required to be disclosed under National Parks & Conservation Assoc. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). See also Critical Mass Energy Project v. NRC, 975 F.2d 871, 873 (D.C. Cir. 1992), cert. denied, 507 U.S. 984 (1993); Continental Oil v. Federal Power Comm’n, 519 F.2d 31 (5th Cir. 1975), cert. denied, 425 U.S. 971 (1976); Braintree Elec. Light Dep’t v. Department of Energy, 494 F. Supp. 287, 290 (D.D.C. 1980); and Timken Co. v. United States Customs Service, 491 F. Supp. 557, 560 (D.D.C. 1980).

In 2006 and 2007, the annual incentive awards for the Company’s named executive officers were based on 16 separate performance targets: (1) 2006 corporate revenue, (2) 2006 corporate earnings per share, (3) 2006 U.S. Division revenue, (4) 2006 U.S. Division operating profit, (5) 2006 International Division revenue, (6) 2006 International Division operating profit, (7) 2006 CRM Division revenue, (8) 2006 CRM Division operating profit, (9) 2007 corporate revenue, (10) 2007 corporate earnings per share, (11) 2007 U.S. Division revenue, (12) 2007 U.S. Division operating profit, (13) 2007 International Division revenue, (14) 2007 International Division operating profit, (15) 2007 CRM Division revenue, and (16) 2007 CRM Division operating profit.

In order to facilitate the analysis of how disclosure of the various targets would result in competitive harm to the Company, we have placed these targets into four groups based on the year to which they relate (current or prior year) and whether or not disclosure of similar performance measures (e.g., GAAP corporate revenue) is made by the Company. The four groups of targets are: (1) current year division operating profit and selling division revenue targets; (2) current year corporate revenue, corporate earnings per share and product division revenue targets; (3) prior year division operating profit targets; and (4) prior year corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets.

As noted above, the analysis regarding current year targets and prior year division operating profit targets in Sections 1-3 below is provided for your review solely in the event that you disagree with the Company and conclude that disclosure of such targets is material to a fair understanding of the compensation of our named executive officers for the prior year. Section 4 below analyzes the competitive harm the Company would suffer if disclosure of the Company’s prior year targets (other than prior year division operating profit targets) were required.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

1.	Current year division operating profit and selling division revenue targets.

Disclosure of the Company’s current year division operating profit and selling division revenue targets would provide the Company’s competitors with greater insight into the Company’s business.

The Company does not disclose its current year division operating profit and selling division revenue targets. It never discloses its division operating profits, and discloses selling division revenue for a particular year only after the year has ended. The Company’s two primary competitors disclose only corporate level performance targets under their annual incentive plans. Accordingly, if the Company were required to disclose its current year division operating profit and selling division revenue targets, it would be disclosing significantly more sensitive information regarding its plans and expectations for division operating profits and selling division revenue than it would be able to obtain regarding its primary competitors.

Although the operating profit of a business may be affected by a variety of expenses, it nonetheless remains a key measure for companies to use in order to determine the profitability of the business. The Company’s competitors could use the Company’s current year operating profit targets to determine whether to enter, and how much to spend in order to enter, markets in which the Company is already active. For example, one of the Company’s primary competitors could use knowledge of the targeted operating profit of one of the Company’s product divisions in order to determine whether to acquire another company that is competing with the Company in that line of business and, if so, how much to pay for that company.

Competitors could also use these current year operating profit targets to identify weaknesses of the Company and make pricing decisions accordingly (e.g., to drop prices in a given market in an attempt to eliminate operating profit for a particular business of the Company and cause the Company to exit that business), or to determine whether they should exit less profitable markets or improve efficiencies in their operations (e.g., to determine whether their operating profits in those markets are due to internal inefficiencies or simply due to external market dynamics).

Disclosure of current year selling division revenue targets would provide the Company’s competitors with an indication of the Company’s expectations for its revenue within and outside the U.S. The Company’s competitors could then use that information to the Company’s disadvantage. For example, where such targets reflect expectations regarding market share gains by the Company, its competitors could use this information to determine to allocate more resources to their selling efforts or reduce the prices for their products, in order to preserve their market share.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

The competitive harm that the Company would suffer from disclosure of its current year division operating profit and selling division revenue targets could be increased if the disclosure of prior year targets were required, because competitors could use those additional data points to further inform their analyses and support their conclusions as to how best to compete with the Company. Moreover, if the Company were required to disclose that its performance targets *** 5.

Disclosure of the Company’s current year operating profit and selling division revenue targets could reduce the Company’s ability to attract and retain talent or require the Company to pay more to do so.

Disclosure of the Company’s current year division operating profit and selling division revenue targets would provide competitors with information about the Company’s current compensation practices and would put the Company at a competitive disadvantage because of the specificity and quantitative nature of these targets compared to those of its primary competitors. Providing competitors with this information would enable them to determine the terms of compensation packages that would be necessary to hire away key members of the Company’s current management team and persuade potential members of the Company’s management team to join the Company’s competitors instead.

If disclosure of current year division operating profit and selling division revenue targets were required, competitors could make such determinations prior to when annual incentives would be payable to the Company’s executives, by monitoring the Company’s actual results as compared to the disclosed targets. This in turn could help competitors to hire away the Company’s executives, or alternatively force the Company to set lower performance targets in order to prevent its executives from being hired away, causing the Company to pay higher annual incentives to its executives.

2.	Current year corporate revenue, corporate earnings per share and product division revenue targets.

Disclosure of the Company’s current year corporate revenue, corporate earnings per share and product division revenue targets would provide the Company’s competitors with greater insight into the Company’s business.

Since the Company’s corporate revenue, corporate earnings per share and product division revenue targets are (i) *** 6 (ii) not calculated in the same way as the corresponding measures on which the Company provides guidance to the investment community, and (iii) not currently publicly disclosed, disclosure of them would provide the Company’s competitors with additional insight into the Company’s internal expectations and objectives for these areas, without the Company having the benefit of similar insight regarding its competitors’ expectations and objectives. As a result, competitors could determine whether the Company’s performance for the current year was exceeding its internal expectations.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Competitors could use that knowledge to analyze how the Company would likely react to developments in the market and act in a manner to best counteract the most likely actions of the Company. Competitors could also use current year product division revenue targets to determine where the Company is focusing its efforts. They could use this information to determine where they need to dedicate their resources in order to better compete with the Company.

Moreover, since the Company’s corporate revenue and corporate earnings per share are primarily driven by its CRM division, disclosure of the Company’s current year corporate revenue and corporate earnings per share targets would be akin to disclosing current year CRM division revenue and operating profit targets, thus giving its competitors much greater insight into the Company’s internal CRM expectations and objectives than the Company receives about its competitors’ CRM expectations and objectives through the disclosure of these competitors’ company-wide performance targets, given that CRM makes up a much smaller portion of the competitors’ total sales. As a result, in the same way that the Company’s competitors could use current year division operating profit and selling division revenue targets to the Company’s disadvantage as described in Section 1 above, competitors could use the Company’s current year corporate revenue and earnings per share targets to reach conclusions regarding the Company’s CRM business, to the advantage of the Company’s competitors and the detriment of the Company.

Disclosure of the Company’s current year corporate revenue, corporate earnings per share and product division revenue targets, which are different than the Company’s revenue and earnings guidance, could confuse investors and adversely impact the Company.

The disclosure of the Company’s current year corporate revenue, corporate earnings per share and product division revenue targets under the MICP could lead investors and others to make various assumptions about the Company’s business that may not be accurate. The Company provides quarterly and annual guidance to the investment community regarding corporate revenue, product division revenue and corporate earnings per share. Because the Company’s performance targets for corporate revenue, product division revenue and corporate earnings per share regularly differ from the Company’s expected performance and resulting guidance, the disclosure of these targets could lead investors and analysts to make assumptions about the Company and its business that are not accurate and could lead to confusion regarding expected results.

Boston Scientific, in contrast, appears from its filings with the Commission to use revenue targets that are calculated in the same way as the corporate revenue that is included in its guidance. As a result, disclosure of the Company’s performance targets could lead to more confusion among the Company’s investors than disclosure of Boston Scientific’s targets would cause among its investors, thus putting the Company at a competitive disadvantage.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Moreover, if the Company’s current year corporate revenue, corporate earnings per share and product division revenue targets were released into the public domain, actual results that exceed or fall short of those targets could lead to volatility in the Company’s stock price to a greater degree than for the Company’s primary competitors, adversely affecting the Company’s ability to obtain financing and compete for executive talent, and potentially involving the Company in costly litigation and disputes.

3.	Prior year division operating profit targets.

Disclosure of the Company’s prior year division operating profit targets would provide the Company’s competitors with greater insight into the Company’s business.

The Company does not publicly disclose either its division operating profit targets or its actual division operating profits for current or prior years. If the Company were required to disclose its prior year division operating profit targets, it would be disclosing more information regarding its division operating profits than it currently does.

The Company’s two primary competitors disclose only corporate level performance targets under their annual incentive plans. Accordingly, if the Company were required to disclose its prior year division operating profit targets, it would be disclosing significantly more sensitive information regarding its division operating profits than it would be able to obtain regarding its primary competitors.

Although the operating profit of a business may be affected by a variety of expenses, it nonetheless remains a key measure for companies to use in order to determine the profitability of the business. Moreover, although the disclosure of prior year division operating profit targets might provide competitors with somewhat less valuable insight into the Company’s business than the disclosure of current year division operating profit targets, disclosure of prior year division operating profit targets could nonetheless cause the Company substantial competitive harm.

The Company’s competitors could use the Company’s prior year division operating profit targets to determine whether to enter, and how much to spend in order to enter (whether through internal development, acquisitions or a combination of such efforts), markets in which the Company is active. For example, if the Company were required to disclose in the proxy statement it files in March or April of a given year the operating profit target for a division for the year just ended, a competitor could use that information in its analysis of the profitability of that business for purposes of determining whether to acquire another company that is competing with the Company in that line of business and, if so, how much to pay for that company. The Company’s competitors could find disclosure of the Company’s prior year division operating profit targets particularly helpful (to the detriment of the Company) because of how the Company narrowly defines division operating profits to measure each division’s contribution to the Company’s overall operating profit.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Competitors could also use prior year division operating profit targets to identify weaknesses of the Company and make pricing decisions accordingly (e.g., to drop prices in a given market in an attempt to eliminate operating profit for a particular business of the Company and cause the Company to exit that business), or to determine whether they should exit less profitable markets or improve efficiencies in their operations (e.g., to determine whether their operating profits in those markets are due to internal inefficiencies or simply due to external market dynamics).

If disclosure of current year division operating profit targets were also required, disclosure of prior year division operating profit targets would cause the Company even more harm because competitors would be able to combine the prior year and the current year information to support their analyses and conclusions as to how best to compete with the Company.

Disclosure of the Company’s prior year division operating profit targets could reduce the Company’s ability to attract and retain talent or require the Company to pay more to do so.

Disclosure of the Company’s prior year division operating profit targets would provide competitors with more information about the Company’s compensation practices than the Company has about the compensation practices of its primary competitors and put the Company at a competitive disadvantage because of the specificity and quantitative nature of these targets compared to those of its primary competitors. Although the disclosure of prior year division operating profit targets might provide the Company’s competitors with slightly less valuable information than current year division operating profit targets, disclosure of prior year division operating profit targets could nonetheless cause the Company substantial competitive harm because it would assist competitors in estimating the terms of compensation packages that would be necessary to hire away key members of the Company’s management team and persuade potential members of the Company’s management team to join the Company’s competitors instead.

4.	Prior year corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets.

Disclosure of the Company’s prior year corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets would provide the Company’s competitors with greater insight into the Company’s business.

As indicated above, the Company does not publicly disclose its prior year corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets. Since the Company’s corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets are (i) *** 7 (ii) not calculated in the same way as the corresponding measures on which the Company provides guidance and reports results to the investment community, and (iii) not currently publicly disclosed, disclosure of them would provide the Company’s competitors with additional insight into the Company’s internal expectations and objectives in these areas for the most recently completed year, without the Company having the benefit of similar insight regarding its competitors’ expectations and objectives. As a result, competitors could determine whether the Company’s performance for the prior year exceeded its internal expectations. Competitors could use that knowledge to analyze how the Company would likely react to developments in the market and act in a manner to best counteract the most likely actions of the Company. Competitors could also use prior year product division revenue targets to determine where the Company is focusing its efforts. They could use this information, for example, to determine where they need to dedicate their resources in order to better compete with the Company.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Moreover, since the Company’s corporate revenue and corporate earnings per share are primarily driven by its CRM division, disclosure of the Company’s prior year corporate revenue and corporate earnings per share targets would be similar to disclosing prior year CRM division revenue and operating profit targets, thus giving its competitors much greater insight into the Company’s internal CRM expectations and objectives for the most recently completed year than the Company receives about its competitors’ CRM expectations and objectives through the disclosure of these competitors’ company-wide performance targets, given that CRM makes up a much smaller portion of the competitors’ total sales. As a result, in the same way that the Company’s competitors could use prior year division operating profit targets to the Company’s disadvantage as described in Section 3 above (e.g., to make pricing decisions, or to determine whether to invest in order to improve efficiencies in their operations), competitors could use the Company’s prior year corporate revenue and earnings per share targets to reach conclusions regarding the Company’s CRM business, to the advantage of the Company’s competitors and the detriment of the Company.

If disclosure of current year corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets were required, disclosure of prior year corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets would cause the Company even more harm because competitors would be able to use current and prior year information together to support their analyses and conclusions as to how best to compete with the Company.

CONFIDENTIAL TREATMENT REQUESTED

BY ST. JUDE MEDICAL, INC. PURSUANT TO RULE 83

UNDER THE FREEDOM OF INFORMATION ACT

Disclosure of the Company’s prior year corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets, which are different than the Company’s reported revenue and earnings, could confuse investors and adversely impact the Company.

The Company publicly reports quarterly and annual corporate revenue, corporate earnings per share, product division revenue and selling division revenue measures that regularly differ from the Company’s corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets. Because of this difference, the disclosure of prior year corporate revenue, corporate earnings per share, product division revenue and selling division revenue targets could lead to confusion among the investment community regarding the Company’s results of operations.

Boston Scientific, in contrast, appears from its filings with the Commission to use revenue targets that are calculated in the same way as the corporate revenue that it publicly reports. As a result, disclosure of the Company’s performance targets could lead to more confusion among the Company’s investors than disclosure of Boston Scientific’s targets would cause among its investors. This confusion could lead to a decreased ability of the Company to obtain financing and compete for executive talent, thus putting the Company at a competitive disadvantage.

We believe our responses set forth above are fully responsive to the Staff’s comments, but remain available to discuss with you at your earliest convenience any additional questions the Staff may have regarding the Company’s disclosures. Please feel free to call me directly at (651) 490-4326.

Thank you for your assistance in this matter.

Sincerely,

/s/ John C. Heinmiller

John C. Heinmiller

Executive Vice President and

Chief Financial Officer